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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE PROFESSIONAL TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th St, 18th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Christopher Reyes, Chief Financial Officer — (916) 859-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECD S.E.C.
MAR 0 1 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Stephen Ehrlich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Professional Trading LLC (the "Company"), as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

2/17/05

Date

Chief Executive Officer

Title



Notary Public

KATINA AZIZ
Notary Public, State of New York
No. 01AZ6113782
Qualified in Queens County
Commission Expires Aug. 2, 2008


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION

E*TRADE PROFESSIONAL TRADING, LLC

(SEC ID. NO. 8-48713)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of E*TRADE Professional Trading, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Professional Trading, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Professional Trading, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

E*TRADE PROFESSIONAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 16,693
Deposits with and receivables from clearing brokers	1,351
Receivables from affiliated companies	459
Securities owned	101
Property and equipment, net of accumulated depreciation of $212	309
Other assets	210
TOTAL	$ 19,123

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Payables to Parent and affiliated companies	$ 12,052
Payable to agency customers	482
Securities sold, but not yet purchased	22
Accrued compensation	958
Accrued electronic communication network fees	707
Other liabilities	404
Total liabilities	14,625
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBERS' EQUITY	4,498
TOTAL	$ 19,123

See notes to statement of financial condition.

E*TRADE PROFESSIONAL TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—E*TRADE Professional Trading, LLC (the "Company"), a limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASD, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association (the "NFA"). The Company is a direct subsidiary of ETP Holdings, Inc. ("ETPH"), which is wholly owned by E*TRADE Financial Corporation (the "Parent").

On July 8, 2004, the Company transferred its proprietary trading business to an affiliated entity, E*TRADE Professional Securities, LLC ("E*TRADE Professional Securities").

From January 1, 2004 through October 6, 2004, the Company executed and cleared its customer securities transactions through SWS Securities, Inc. on a fully disclosed basis under an introducing broker-dealer relationship. Beginning on October 6, 2004, the Company executes and clears its customer securities transactions through a wholly owned subsidiary of the Parent, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship. The Company executes and clears its customer futures transactions through Man Financial Inc. ("Man"), on a fully disclosed basis under an introducing broker-dealer relationship. The Company introduces its customers to its clearing broker-dealers from its head office and branch locations.

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Property and Equipment, Net—Property and equipment primarily consist of office equipment, office furniture and fixtures, and leasehold improvements. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Securities Owned and Securities Sold, but Not Yet Purchased—Securities owned and securities sold, but not yet purchased consist of listed and OTC securities and are carried at fair value. Fair value is based on quoted market prices. Security transactions are recorded on a trade date basis.

Estimated Fair-Value of Financial Instruments—The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash and cash equivalents, receivables from clearing brokers, securities owned, securities sold, but not yet purchased and payable to brokers, receivables from and payables to Parent and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes—The Company is a LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, ETPH will include its proportionate share of income from the Company in its tax return. The Company may be subject to state or franchise taxes.

New Accounting Standards— In December 2004, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), *Share-Based Payment*. This Statement supercedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value methods as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and the Company will adopt this Statement effective July 1, 2005. The Company expects the adoption will have a material impact to its statement of operations due to expensing employee stock options which are granted to the Company's employees by the Parent. The Company is currently evaluating the impact to its earnings for the last six months of 2005.

2. RECEIVABLES FROM CLEARING BROKERS

Receivables from clearing brokers result from the Company's trading activities on behalf of its customers and consist of the following at December 31, 2004 (in thousands):

Receivables:	
Deposits with clearing brokers	$ 1,197
Other	154
Total	$ 1,351

Deposits with clearing brokers consist of a $639,000 deposit with E*TRADE Clearing and a $558,000 deposit with Man that serve as guarantees to the clearing brokers in the event customers fail to settle securities trading transactions.

3. PAYABLE TO BROKERS

Payable to brokers of $482,000 represent commissions, net of clearing, execution and overhead charges.

4. MEMBERS' EQUITY

The Company has two classes of membership interests. The Class A is the voting, management membership interest, which is 100% owned by ETPH. The Class C member interests are non-voting, non-management membership interests, and entitle the Class C members to share in earnings derived solely from the designated portion of the Company's agency business. In general, Class C members are allocated a percentage of the net profits earned or the net losses incurred in their respective "Designated Trading Account," as defined in the Subscription Agreements (the "Sub-Agreements") executed in connection with the issuance of such Class C members' interests.

5. RELATED PARTY TRANSACTIONS

The Parent performs certain functions for the Company, including treasury, payroll service and accounts payable processing. As of December 31, 2004, the amount paid by the Parent on behalf of the Company was $10,223,000 which was recorded as payables to Parent affiliated companies on the statement of financial condition. In addition, the Parent allocates overhead expenses to the Company in connection with services provided.

The Company has entered into an agreement to execute securities transactions for customers of E*TRADE Securities, Ltd. ("ETUK") and Professional Path, Inc. ("ProPath"). The Company charges commissions for trade execution and pays commissions to ETUK and ProPath for introducing customer trades. As of December 31, 2004, the Company had a payable of $57,000 to affiliated companies relating to ProPath in the statement of financial condition.

On July 8, 2004, the Company transferred its proprietary trading business to an affiliated entity, E*TRADE Professional Securities.

The Company provides systems, telecommunication, administrative and operational supplies and support to E*TRADE Professional Securities for which it charges E*TRADE Professional Securities on a per shares traded basis for trades processed.

In October 2004, the Company entered into a clearing agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution, clearance and settlement of introduced customer security transactions. E*TRADE Clearing collects commissions and related fees from customers of the Company and generally remits such amounts to the Company within thirty days.

6. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program, which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 464,000 shares of the Parent's common stock at exercise prices ranging from $2.63 to $29.19 with a weighted average price of $8.32 and 23,037,000 shares were available for future grants. During the year ended December 31, 2004, options to purchase 105,000 shares of the Parent's common stock at a weighted average price of $13.79 were granted to Company employees.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004 the Company had net capital of $2,969,000 which was $2,719,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

8. COMMITMENTS, AND CONTINGENT LIABILITIES

The Company has obligations under non-cancelable operating leases, principally for office space, which expire on various dates through 2009.

Minimum future rental commitments under non-cancelable operating leases are set forth as follows (in thousands):

2005	$ 486
2006	398
2007	273
2008	236
2009	282
Total	$ 1,675

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

The Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, NASD or the NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Management does not believe the outcome of these matters will have a material adverse impact on the Company's financial position.

In June 2002, the Parent acquired from MarketXT Holdings, Inc. (formerly known as Tradescape Corporation) ("Tradescape") certain entities referred to as Tradescape Securities, LLC, Tradescape Technologies, LLC and Momentum Securities, LLC. Numerous disputes have arisen between the parties regarding value and responsibility for various liabilities that were first made apparent following the sale. The parties have been unable to resolve these disputes and have each filed lawsuits. On April 8, 2004, Tradescape filed a complaint in the United States District Court for the Southern District of New York against the Company, the Parent, certain of its officers and directors and other third parties, including Softbank Finance Corporation and Softbank Corporation, alleging that the defendants acted improperly in preventing plaintiffs from obtaining certain contingent payments and claiming damages of $1.5 billion. On April 9, 2004, the Parent filed a complaint in the United States District Court for the Southern District of New York against certain directors and officers of Tradescape seeking declaratory relief and monetary damages in an amount to be proven at trial for defendants' fraud in connection with the 2002 sale transaction. The Company believes that Tradescape's claims against it are without merit and intends both to vigorously defend the suit and to fully pursue its own claims described above. The Company is unable to predict the outcome of these actions. Management believes that these actions will not have a material adverse effect on its financial position.

The Company is also a defendant in other civil actions arising from the normal course of business. In view of the inherent difficulty of predicting the outcome of such matters particularly in cases when the claimants seek substantial damages the Company cannot predict what the eventual loss or range of loss will be. Substantially all legal actions, law suits and civil actions that have been filed against the Company have been filed before or relate to a period prior to June 3, 2002, the date the Parent acquired ETPH. Management believes substantially all claims against the Company and ETPH are covered by indemnifications and other warranties granted to the Parent during the acquisition of ETPH. Settlements and damages, if any, from these legal actions, lawsuits and civil actions will be absorbed by the Parent and/or ETPH and recorded as an adjustment to goodwill. The Company, ETPH and the Parent believe that they have strong defenses to, and where appropriate, will vigorously contest any of these actions. Management believes that the resolution of these legal actions, lawsuits, and civil actions will not have a materially adverse effect on its financial position.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations.

* * * * * *



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 28, 2005

E*TRADE Professional Trading, LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs,

In planning and performing our audit of the financial statements of E*TRADE Professional Trading, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the company in making the daily computation of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the members, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the NASD, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP